November 2, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Ms. Kathleen Collins and
Ms. Melissa Kindelan

Re:	RightNow Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 9, 2011
(File No. 000-31321)

Dear Ms. Collins and Ms. Kindelan:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated October 20, 2011 (the “SEC Comment Letter”) regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) of RightNow Technologies, Inc., a Delaware corporation (“we”, “us”, “our”, or “the Company”).  The responses set forth below contain each of the Staff’s comments highlighted in bold type and correspond to the numbered comments contained in the SEC Comment Letter.  Capitalized terms not otherwise defined herein have the meaning given to them in the Form 10-K as applicable.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 1. Business Description and Summary of Significant Accounting Policies

(k) Revenue Recognition, page F-8

1.                                      We note that you enter into multiple-element arrangements that include professional services and subscription services.  Please describe the nature of the professional services included in your multiple-element arrangements and tell us how you determined that these services have standalone value.  In your response, please clarify whether these professional services are actually sold separately by a third-party vendor and tell us whether such services are sold separately for every type/combination of subscription you sell.  We refer you to ASC 605-25-25-5.

Company Response:

Professional services included in our multiple-element arrangements may include consulting, education, or development services.  Consulting and education services include implementation and best practices consulting.  Development services include customizations and integrations for a client’s specific business application.  We have determined, consistent with ASC 605-25-25-5 and the example in ASC 605-25-55-24, that both our subscription services and professional services have standalone value as they are sold separately by the Company.

During 2010 RightNow sold more than 2,000 standalone professional service arrangements.  Examples of other vendors delivering these professional services can be found on our company website.  All of our professional service offerings have been sold separately by a third-party vendor, except for education services and all professional service offerings have been sold separately for every type/combination of subscription we sell.

We intend to enhance both our revenue recognition footnote and critical accounting policies disclosure to clarify that professional service arrangements are sold separately by the Company and other third-party vendors in our 2011 10-K.

*   *   *   *

The Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 *   *   *   *

Any comments or questions concerning our response should be direct to the undersigned at (406) 522-2941 (phone) or (406) 522-4227 (facsimile).

Thank you for your assistance in this matter.

Sincerely,

RIGHTNOW TECHNOLOGIES, INC.

/s/ Jeffrey C. Davison

Jeffrey C. Davison

Chief Financial Officer, Senior Vice President,

and Treasurer

(Principal Financial and Accounting Officer)